SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G0085J117

(CUSIP Number)

Robert Miklautsch, 38000 Hills Tech Drive, Farmington Hills, MI 48331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Bosch Thermotechnik GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,062,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,062,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,062,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.52%(1)(2)
14	TYPE OF REPORTING PERSON
OO

(1)
Represents 8,062,451 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of ADS-TEC ENERGY PLC (the “Issuer”) held by Bosch Thermotechnik GmbH, issued in connection with the Share-for-Share Exchange (as defined below).  Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH, Robert Bosch Industrictreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Volkmar Denner), Robert Bosch Industrietreuhand KG has two general partners: Franz Fehrenbach and Wolfgang Malchow who share voting and investment power.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

SCHEDULE 13D
CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Robert Bosch GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,462,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
OO

(1)
Represents (i) 2,400,000 EUSG Class A Ordinary Shares, of the Issuer held by Robert Bosch GmbH, issued in connection with the PIPE Financing (as defined below) and automatically cancelled in exchange for Ordinary Shares, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH, which is 100% owned by Robert Bosch GmbH and as such, it may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by Bosch Thermotechnik GmbH. Robert Bosch GmbH disclaims beneficial ownership of the 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Robert Bosch Industrietreuhand KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,462,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
OO

(1)
Represents (i) 2,400,000 EUSG Class A Ordinary Shares, of the Issuer held by Robert GmbH, issued in connection with the PIPE Financing (as defined below) and automatically cancelled in exchange for Ordinary Shares, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH, which is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG has a 93% voting interest in Robert Bosch GmbH, and as such, it may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by Robert GmbH and Bosch Thermotechnik GmbH. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Volkmar Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,462,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)
Mr. Volkmar Denner, as the chief executive officer of Robert Bosch GmbH may be deemed to share voting and dispositive power over the (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert Bosch GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Denner disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Franz Fehrenbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,462,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)
Mr. Franz Fehrenbach, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert Bosch GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Fehrenbach disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Wolfgang Malchow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,462,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)
Mr. Wolfgang Malchow, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert Bosch GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Malchow disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Jan Brockmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,062,451 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,062,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,062,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.52%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)
Mr. Jan Brockmann, as president of Bosch Thermotechnik GmbH may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Brockmann disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

Introduction

This Schedule 13D (“Schedule 13D”) is filed with the Securities and Exchange Commission (the “SEC”) on behalf of (i) Bosch Thermotechnik GmbH, based in Wetzlar and entered in the commercial register of the Wetzlar Local Court under HRB 13 (“Bosch Thermotechnik”); (ii) Robert Bosch GmbH, a German company with limited liability (“Robert Bosch GmbH”); (iii) Robert Bosch Industrietreuhand KG, a German limited partnership (“Bosch KG”); (iv) Volkmar Denner, the chief executive officer of Robert Bosch GmbH (“Mr. Denner”); (v) Franz Fehrenbach, a general partner of Bosch KG (“Mr. Fehrenbach”); (vi) Wolfgang Malchow, a general partner of Bosch KG (“Mr. Malchow”); and (ix) Jan Brockmann, the chief executive officer of Bosch Thermotechnik (“Mr. Brockmann” together with Bosch Thermotechnik, Robert Bosch GmbH, Bosch KG, Mr. Denner, Mr. Fehrenbach, and Mr. Malchow, the “Reporting Persons”) relating to the shares of common stock, par value $0.0001 per share of Ads-tec Energy Public Limited Company.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares of Ads-tec Energy Public Limited Company, whose principal executive offices are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is filed by:

i.          Bosch Thermotechnik, whose principal business address is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany. The principal business of Bosch Thermotechnik GmbH is providing world solutions for room climate, domestic hot water and decentralised energy management services. Bosch Thermotechnik GmbH is a German company with limited liability.

ii.          Robert Bosch GmbH, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal business of Robert Bosch GmbH is the global supply of technology and services in four business sectors: mobility solutions, industrial technology, consumer goods, and energy and building technology. Robert Bosch GmbH is a German company with limited liability.

iii.          Robert Bosch Industrietreuhand KG, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal business of Robert Bosch Industrietreuhand KG is the management of Robert Bosch GmbH and its subsidiaries. Robert Bosch Industrietreuhand KG is a German entity similar to a limited partnership.

iv.          Mr. Denner, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Denner is the management of Robert Bosch GmbH and its subsidiaries. Mr. Denner is a citizen of Germany.

v.          Mr. Fehrenbach, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Fehrenbach is the management of Robert Bosch GmbH and its subsidiaries. Mr. Fehrenbach is a citizen of Germany.

vi.          Mr. Malchow, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Malchow is the management of Robert Bosch GmbH and its subsidiaries. Mr. Malchow is a citizen of Germany.

vii.          Mr. Brockmann, whose principal business address is Bosch Thermotechnik GmbH, Junkersstraße 20-24, 73249 Wernau (Neckar), Germany. The principal occupation of Mr. Brockmann is the management of Bosch Thermotechnik GmbH. Mr. Brockmann is a citizen of Germany.

Instruction C Persons

Information regarding each person specified by Instruction C of each of the Reporting Persons is set forth in Exhibit 99.1 hereto and incorporated herein by reference.

 (d)

On February 21, 2018, Robert Bosch GmbH was determined to be liable by the European Commission, sitting in Brussels, Belgium, for two violations of Article 101 of the Treaty on the Functioning of the European Union and Article 53 of the Agreement on the European Economic Area for restricting competition in braking systems and components (AT.39920 - Braking Systems). The European Commission imposed, and Robert Bosch GmbH paid, fines totaling €31,420,000 in connection with this matter. The Reporting Persons do not believe that this matter was criminal in nature and have disclosed this matter out of an abundance of caution. No reference to or disclosure of this matter in this Schedule 13D shall be construed as an admission or indication that such matter is or was criminal in nature or that such matter is required to be disclosed under this section 2(d).

On February 21, 2018, Robert Bosch GmbH was determined to be liable by the European Commission, sitting in Brussels, Belgium, for a violation of Article 101 of the Treaty on the Functioning of the European Union and Article 53 of the Agreement on the European Economic Area for restricting competition in spark plugs (AT.40113 - Spark Plugs). The European Commission imposed, and Robert Bosch GmbH paid, a fine of €45,834,000 in connection with this matter. The Reporting Persons do not believe that this matter was criminal in nature and have disclosed this matter out of an abundance of caution. No reference to or disclosure of this matter in this Schedule 13D shall be construed as an admission or indication that such matter is or was criminal in nature or that such matter is required to be disclosed under this section 2(d).

Other than as set forth above, no Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Statement is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The purpose of the acquisition of securities of the Issuer was to effect the Business Combination (as defined in Item 6) which was consummated on December 22, 2021.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain transfer restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

i.           Bosch Thermotechnik is the holder of record of 8,062,451 Ordinary Shares, which constitutes 16.52% of the Ordinary Shares outstanding;

ii.          Robert Bosch GmbH is the holder of record of 2,400,000 Ordinary Shares, which constitute 4.92% of the

Ordinary Shares Outstanding. Robert Bosch GmbH, as the sole shareholder of Bosch Thermotechnik, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik constituting 16.52% of the Ordinary Shares Outstanding. Robert Bosch GmbH disclaims beneficial ownership of any of the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik other than to the extent it may have a pecuniary interest therein.

iii.          Robert Bosch Industrietreuhand KG, as the holder of a 93% voting interest in Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.          Mr. Denner, as the chief executive officer of Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Mr. Denner disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

v.          Mr. Fehrenbach, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Mr. Fehrenbach disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vi.          Mr. Malchow, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Mr. Malchow disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vii.         Mr. Brockmann, as the chief executive officer of Bosch Thermotechnik, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik constituting 16.52% of the Ordinary Shares Outstanding. Mr. Brockmann disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(c) Information with respect to all transactions in the shares beneficially owned by the Reporting Person that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination

On August 10, 2021, the Issuer entered into a business combination agreement (the “Business Combination Agreement”) with European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands (“EUSG”), ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADSE”), EUSG II Corporation, an exempted company incorporated in the Cayman Islands (“Merger Sub”), ads-tec Holding GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 224527 (“ADSH”) and Bosch Thermotechnik, pursuant to which (i) EUSG would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Issuer, followed immediately by (ii) the transfer by Bosch Thermotechnik to Issuer, and Issuer’s acquisition from Bosch Thermotechnik, of certain shares of ADSE in exchange for the Cash Consideration (as defined in the Business Combination Agreement) (the “Bosch Acquisition”), and (iii) concurrently with the Bosch Acquisition, ADSH and Bosch would transfer as contribution to Issuer, and Issuer would assume from ADSH and Bosch Thermotechnik, certain shares of ADSE in exchange for Ordinary Shares (the “Share-for-Share Exchange” and, together with the Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

On December 22, 2021, the parties to the Business Combination Agreement consummated the Transactions, resulting in EUSG ceasing to exist and ADSE becoming a wholly-owned subsidiary of Issuer and the securityholders of ADSE and EUSG becoming securityholders of Issuer. On the business day immediately prior to the closing of the Merger, EUSG consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of

15,600,000 Class A ordinary shares of EUSG for an aggregate investment of approximately $156 million, which shares were automatically cancelled in exchange for 15,600,000 Ordinary Shares upon the closing of the Transactions (the “PIPE Financing”).

Bosch Thermotechnik acquired 8,062,451 Ordinary Shares in exchange for 9,762 shares of ADSE in the Share-for-Share Exchange pursuant to the Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik, Robert Bosch GmbH, ADSH and the Issuer (the “Share Consideration and Loan Transfer Agreement”). Bosch Thermotechnik received the Cash Consideration equal to $22,575,200 in exchange for 2,734 shares of ADSE in the Bosch Acquisition pursuant to the Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik and the Issuer (the “Cash Consideration Transfer Agreement”). Robert Bosch GmbH acquired 2,400,000 Ordinary Shares in exchange for its investment of $24,000,000 as part of the PIPE Financing pursuant to the Subscription Agreement between Issuer and Robert Bosch GmbH, dated as of August 10, 2021 (the “Subscription Agreement”).

The description of the Share Consideration and Loan Transfer Agreement, the Cash Consideration Transfer Agreement and Subscription Agreement are each qualified in its entirety by reference to the full text of such agreement, a copy of the form of which was filed by the Issuer as Exhibits A through Exhibit 2.1 to the Current Report on Form 20-F, filed by the Issuer with the SEC on December 29, 2021 and is incorporated by reference herein as Exhibits 99.3 through 99.5.

Lock-Up Agreement and Registration Rights Agreement

 On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, the Issuer entered into a lock-up agreements (each, a “Lock-Up Agreement”) with the EUSG initial shareholders, Bosch Thermotechnik, ADSH and the EarlyBirdCapital, Inc. and ABN AMRO Securities (USA) LLC, as underwriters in EUSG’s IPO (the “Underwriters” and each such party, a “Lock-Up Party”), pursuant to which each Lock-Up Party agreed from the Closing Date until (i) in the case of Parent Private Warrants (including Parent Ordinary Shares issuable upon exercise thereof) issued to the Sponsor or its affiliates and Parent Ordinary Shares, six months after the Closing Date and (ii) in the case of Parent Private Warrants (including Parent Ordinary Shares issuable upon exercise thereof) issued to the Underwriters, thirty days after the Closing Date, not to sell, transfer or otherwise dispose of certain securities of the Issuer other than Ordinary Shares acquired in the public market after the Closing Date and any Ordinary Shares acquired by ADSH or Bosch Thermotechnik or any of their affiliates as a result of their participation in the PIPE Financing.

On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain initial shareholders of EUSG, Bosch Thermotechnik, ADSH and the Underwriters, pursuant to which Issuer is obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended (“Securities Act”), all or any portion of the Ordinary Shares held by the holders as of the date of the Registration Rights Agreement, and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”).

Under the Subscription Agreement between Issuer and Robert Bosch GmbH Issuer is obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act all or any portion of the Ordinary Shares held by the holders as of the date of the Registration Rights Agreement, and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor.

The description of the Lock-Up Agreement and Registration Rights Agreement are each qualified in its entirety by reference to the full text of such agreement, a copy of the form of which was filed by the Issuer as Exhibit A to Exhibit 2.1 to the Current Report on Form 20-F, filed by the Issuer with the SEC on December 29, 2021 and is incorporated by reference herein as Exhibits 99.6 and 99.7.

Item 7. Material to be Filed as Exhibits.

99.1*	Schedule of Information Respecting Persons Specified by Instruction C.
99.2
Business Combination Agreement, dated as of August 10, 2021, by and between by and among the European Sustainable Growth Acquisition Corp., Irish Holdco, EUSG II Corporation, Bosch Thermotechnik, Ads-tec Holding GmbH , and Ads-tec Energy GmbH.

99.3	Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik, Robert Bosch GmbH, ADSH and ADS-TEC ENERGY PLC.
99.4	Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik GmbH and ADS-TEC ENERGY PLC.

99.5
Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312)

99.6
Lock-Up Agreement, dated December 22, 2021, among ADS-TEC ENERGY PLC, LRT Capital1 LLC, EarlyBirdCapital, Inc., AB AMRO Securities (USA) LLC, LHT Invest AB, Ads-Tec Holding GMBH, Bosch Thermotechnik GMBH, and Jonathan Copplestone.

99.7
Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., AB AMRO Securities (USA) LLC, and the ADSE Shareholders.

99.8*

Joint Filing Agreement, dated as of June 15, 2020, by and among Nimbus Holdings LLC, Robert Bosch LLC, Robert Bosch North America Corporation, Robert Bosch GmbH, Robert Bosch Industrietreuhand KG, Volkmar Denner, Franz Fehrenbach, Wolfgang Malchow, Michael Mansuetti, Johannes-Joerg Rueger and Jan Brockmann.

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

BOSCH THERMOTECHNIK GMBH

By:	/s/ Jan Brockmann
Name:	Jan Brockmann
Title:	President

ROBERT BOSCH GMBH

By:	/s/ Franz Fehrenbach
Name:	Franz Fehrenbach

ROBERT BOSCH INDUSTRIETREUHAND KG

By:	/s/ Franz Fehrenbach
Name:	Franz Fehrenbach

By:	/s/ Wolfgang Malchow
Name:	Wolfgang Malchow

/s/ Volkmar Denner
Name: Volkmar Denner

/s/ Franz Fehrenbach
Name: Franz Fehrenbach

/s/ Wolfgang Malchow
Name: Wolfgang Malchow

/s/ Jan Brockmann
Name: Jan Brockmann